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FORM 12b-25	SEC FILE NUMBER

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2014

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FORCEFIELD ENERGY, INC.
Full Name of Registrant

Former Name if Applicable

245 Park Avenue, 39th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10167
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The compilation, dissemination and review of the information required to be presented in the Form 10-K for the fiscal year ending December 31, 2014 could not be completed within the prescribed time period, without undue hardship and expense to the registrant. The registrant anticipates that it will file its Form 10-K for the fiscal year ended December 31, 2014 within the "grace" period provided by Securities Exchange Act Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	David Natan	212	672-2238
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the Form 10-K due to the material acquisition by the registrant of American Lighting and Distribution (“ALD”) on April 25, 2014, as reported in the registrant’s Current Report on Form 8-K filed on April 29, 2014; and due to the acquisition of ESCO Energy Services Inc. (“ESCO”) on October 17, 2014 as reported in the registrant’s Current Report on Form 8-K filed on October 22, 2014. The acquisition of ALD resulted in significant period-to-period changes related to predecessor and successor reporting. As a result of the impact of pushdown accounting, the financial statements and certain note presentations will separate the registrant’s presentations into two distinct periods, the period before the consummation of the acquisition and the period after the consummation of the acquisition to indicate the application of a different basis of accounting between the periods presented. The registrant’s financial statements for the period ended December 31, 2014 also include the results of operations of ESCO post acquisition for the period October 18 –December 31, 2014; compared to no results for ESCO for the period ended December 31, 2013.

The results of operations for the fiscal year ended December 31, 2014 are expected to reflect higher revenues than the results of operations for the fiscal year ended December 31, 2013; and a significantly increased operating loss in for the 2014 fiscal year compared to the 2013 fiscal year due to the inclusion of ESCO expenses; and due to the inclusion of corporate expenses in 2014 that were not included in 2013 due to the initiation of predecessor and successor reporting. The foregoing is qualified in its entirety by the full period-to-period comparison that will be provided in the Annual Report to which this Form 12b-25 relates.

ForceField Energy, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2015		By:	/s/ David Natan
David Natan
Chief Executive Officer